CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
		For the six months ended June 30, 2010 NOK (in millions, except ratio)
Fixed Charges
	Interest expense	(2,044)
+	Interest within rental expense	2,415
+	Capitalized interest	439
Total fixed charges		810

Earnings
	Income before tax and minority interest	63,714
-	Equity in net inc non-consolidated investees	(652)
+	Distributed income of equity investees	188
=	Income before taxes, minority interests and equity investees	63,250
+	Fixed charges (A)	810
+	Ordinary depreciation of capitalized interest	927
-	Capitalized interest	(439)
Total earnings		64,548

Ratio		79.7